                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

     (Amendment No. 24 to the                          (Amendment No. 6 to the
 Schedule 13D filed by Universal                        Schedule 13D filed by
Studios, Inc. (formerly MCA INC.))                     The Seagram Company Ltd.)


                           CINEPLEX ODEON CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   172455 10 7
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               HOWARD L. WEITZMAN
                             UNIVERSAL STUDIOS, INC.
                            100 UNIVERSAL CITY PLAZA
                 UNIVERSAL CITY, CALIFORNIA 91608 (818) 777-1000
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               SEPTEMBER 30, 1997
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX[ ].

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D
CUSIP NO.   172455 10 7                                       PAGE 2 OF 29 PAGES
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   UNIVERSAL STUDIOS, INC.
                   IRS IDENTIFICATION NO. 95-2011468

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

 NUMBER OF                          -0-
   SHARES               --------------------------------------------------------
BENEFICIALLY                 8      SHARED VOTING POWER
  OWNED BY
    EACH                            SEE PAGE 3
 REPORTING              --------------------------------------------------------
   PERSON                    9      SOLE DISPOSITIVE POWER
    WITH
                                    -0-
                        --------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    73,446,426 common shares of Cineplex Odeon
                                    Corporation issuable upon transfer by
                                    Universal Studios, Inc. of the Subordinate
                                    Restricted Voting Shares owned by Universal
                                    Studios, Inc.
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   73,446,426
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.5% of the common shares of Cineplex Odeon Corporation assuming conversion of the Subordinate Restricted Voting Shares owned by Universal Studios, Inc.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 3 of 29 Pages









         With respect to all matters other than the election of directors, Universal Studios, Inc. ("Universal"), as holder of all the issued and outstanding subordinate restricted voting shares ("SRVS") of Cineplex Odeon Corporation ("Cineplex"), may vote the lesser of: (i) one vote less than one vote for each SRV then issued and outstanding and (ii) one vote less than one-half of the sum of (a) the total number of votes attached to all Cineplex voting securities (other than the SRVS) then issued and outstanding minus (b) three times the number of votes attached to all Cineplex voting securities (other than the SRVS) owned by Universal, its subsidiaries, associates, affiliates, their respective directors and officers, and the associates and affiliates of such directors and officers. Universal has the right to vote all SRVS owned by it on the basis of one vote per share for the election of its nominees to the Cineplex Board of Directors. Except under certain limited circumstances, Universal may not vote for any other nominees to the Cineplex Board of Directors.

                                  SCHEDULE 13D
CUSIP NO.   172455 10 7                                       PAGE 4 OF 29 PAGES
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   THE SEAGRAM COMPANY LTD.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   CANADA
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

 NUMBER OF                          -0-
   SHARES               --------------------------------------------------------
BENEFICIALLY                 8      SHARED VOTING POWER
  OWNED BY
    EACH                            SEE PAGE 3
 REPORTING              --------------------------------------------------------
   PERSON                    9      SOLE DISPOSITIVE POWER
    WITH
                                    -0-
                        --------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    73,446,426 common shares of Cineplex Odeon
                                    Corporation issuable upon transfer by
                                    Universal Studios, Inc. of the Subordinate
                                    Restricted Voting Shares owned by Universal
                                    Studios, Inc.
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   73,446,426
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.5% of the common shares of Cineplex Odeon Corporation assuming conversion of the Subordinate Restricted Voting Shares owned by Universal Studios, Inc.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 5 of 29 Pages

                  The Statement on Schedule 13D, as amended (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), by Universal Studios, Inc., a Delaware corporation formerly known as MCA INC. ("Universal"), and by The Seagram Company Ltd., a Canadian corporation ("Seagram"), with respect to the common shares ("Common Shares") of Cineplex Odeon Corporation, a Canadian corporation ("Cineplex"), is hereby amended by amending and restating Items 2 and 5 in their entirety and by supplementing Items 3, 4 and 6 as set forth below.

Item 2.           Identity and Background.

                  The principal executive offices of Seagram are located at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9 and the principal executive offices of Universal are located at 100 Universal City Plaza, Universal City, California 91608.

                  Seagram operates in two global business segments: beverages and entertainment. The beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers, beers and mixers throughout more than 150 countries and territories. The entertainment company, Universal, produces and distributes motion picture, television and home video products, and recorded music, and operates theme parks and retail stores.

                                                           Page 6 of 29 Pages

     Descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially own directly or indirectly approximately 35.5% of the outstanding common shares without nominal or par value of Seagram (the "Seagram Common Shares"). Of that partnership of which Edgar M. Bronfman, his children and a trust for the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner, along with a second trust for the benefit of Edgar M. Bronfman and his descendants, own directly approximately 17.5% of the Seagram Common Shares, trusts for the benefit of Charles R. Bronfman and his descendants own directly approximately 14.5% of the Seagram Common Shares, trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family own directly or indirectly approximately 1.8% of the Seagram Common Shares, Phyllis Lambert owns directly or indirectly approximately 0.28% of the Seagram Common Shares, a charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.92% of the Seagram Common Shares, another charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.17% of the Seagram Common Shares, a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owns approximately 0.07% of the Seagram Common Shares, and Edgar M. Bronfman, Charles R. Bronfman and their

                                                              Page 7 of 29 Pages

respective spouses and children own directly approximately 0.30% of the Seagram Common Shares. In addition, such persons hold currently exercisable options to purchase an additional 0.92% of the Seagram Common Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Act. Percentages set forth in this Item 2 are based on the number of Seagram Common Shares outstanding as of August 31, 1997.


                  Edgar M. Bronfman is Chairman of the Board of Seagram and a director of Seagram. Charles R. Bronfman is Co-Chairman of the Board and Chairman of the Executive Committee of Seagram and a director of Seagram. Edgar M. Bronfman, Charles R. Bronfman, Phyllis Lambert and the late Minda de Gunzburg are siblings.

                   Pursuant to a voting trust agreement, Charles R. Bronfman serves as voting trustee for Seagram Common Shares beneficially owned directly or indirectly by Bronfman Associates, the aforesaid trusts for the benefit of Edgar M. Bronfman and his descendants, the aforesaid trusts for the benefit of Charles R. Bronfman and his descendants, the first two of the three aforesaid charitable foundations and Charles R. Bronfman. Pursuant to another voting trust agreement, Edgar M. Bronfman and Charles R. Bronfman are among the voting trustees for Seagram Common Shares beneficially owned directly or indirectly by trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family. Neither voting trust agreement

                                                              Page 8 of 29 Pages

contains restrictions on the right of the voting trustees to vote the deposited Seagram Common Shares.

                  The Bronfman Family may be deemed to be in control of Seagram. Information concerning the foregoing persons and entities, together with information concerning the directors and executive officers of Universal and Seagram, is contained in Schedule A attached hereto.

                   During the last five years, neither Seagram nor Universal, nor to the best knowledge of Seagram or Universal, any of their respective directors or executive officers (or any other person or entity set forth in Schedule A), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source of Funds.

                  As described in Item 4 below, Universal has agreed to purchase common stock of LTM Holdings, Inc., a Delaware corporation ("LTM"), for $84.5 million in cash pursuant to a Subscription Agreement dated as of September 30, 1997 between Universal and LTM (the

                                                              Page 9 of 29 Pages

"Subscription Agreement"). Universal intends to obtain funds for such purchase from its general corporate funds.

Item 4.           Purpose of Transaction.

                  On September 30, 1997, Cineplex, Sony Pictures Entertainment Inc., a Delaware corporation ("SPE"), and LTM, a wholly-owned subsidiary of SPE, entered into a Master Agreement (the "Master Agreement") providing for, among other things, a business combination involving LTM and Cineplex which will result in Cineplex becoming a wholly-owned subsidiary of LTM. The business combination will be effected pursuant to a plan of arrangement (the "Arrangement") of Cineplex under the Business Corporations Act (Ontario). Pursuant to the Arrangement, (i) Cineplex will exchange all of the capital stock of its wholly-owned subsidiary, Plitt Theatres, Inc., a Delaware corporation, to LTM for 82,423,849 shares of common stock, par value $0.01 per share, of LTM ("LTM Common Stock"), (ii) Cineplex will distribute such shares to its shareholders (including Universal) in consideration of the purchase from them, and cancellation, of approximately 46.62% of their shares of Cineplex capital stock at the rate of one share for each share of Cineplex capital stock, and
(iii) LTM will immediately thereafter acquire from Cineplex's shareholders (including Universal) the remaining outstanding shares of Cineplex capital stock in exchange for, in the aggregate, 94,375,484 shares of

                                                             Page 10 of 29 Pages

LTM Common Stock at the rate of one share for each share of Cineplex capital stock.

                  In addition to receiving LTM Common Stock pursuant to the Arrangement as a Cineplex shareholder, as an integral part of the business combination between Cineplex and LTM, Universal has agreed to purchase 44,266,062 shares of LTM Common Stock for $84.5 million in cash (the "Purchase") pursuant to the Subscription Agreement which Universal and LTM entered into concurrently with the execution and delivery of the Master Agreement. The number of shares of LTM Common Stock to be issued pursuant to the Subscription Agreement is subject to adjustment in connection with certain issuances of securities by LTM.

                  Pursuant to the Subscription Agreement, Universal has also agreed (i) to vote all the shares of Cineplex capital stock owned by it and to take all other necessary or desirable actions within its control to approve the transactions contemplated by the Master Agreement and (ii) to vote against any transaction that could reasonably be expected to interfere with or adversely affect such transactions. Universal has irrevocably appointed LTM, its officers, agents and nominees as proxy for Universal to act and vote Universal's shares of Cineplex capital stock in connection with the foregoing, provided that such proxy shall terminate if the Subscription Agreement is terminated. So long as the Master Agreement shall be in effect, Universal has agreed not to, directly or indirectly, acquire any Cineplex capital stock or, except pursuant to the Arrangement, sell,

                                                           Page 11 of 29 Pages

offer to sell, solicit an offer to buy, contract to sell, grant an option to purchase or otherwise transfer or dispose of any Common Shares or SRVs held, directly or indirectly, beneficially or of record by it. Prior to the closing of the transactions contemplated by the Master Agreement (the "Closing"), Universal has also agreed not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of specified alternative proposals ("Alternative Proposals") or to engage in any negotiations concerning, or to provide any confidential information or data to, or have any discussions with, any person relating to any Alternative Proposal.

                  The Closing is conditioned on, among other things, the closing of the Purchase, and the closing of the Purchase is conditioned on, among other things, the concurrent closing of the transactions (other than the Purchase) contemplated by the Master Agreement. The Master Agreement and the Subscription Agreement may each be terminated by the respective parties thereto in certain circumstances.

                  If the Master Agreement is terminated in certain circumstances and within 12 months of such termination Cineplex consummates or accepts a written offer to consummate an Alternative Proposal, upon the consummation of an Alternative Proposal, Universal has agreed to pay LTM an amount equal to, at Universal's sole discretion, $5 million or 25% of the consideration above $1.75 per share it receives in connection with such Alternative Proposal.

                                                        Page 12 of 29 Pages

                  The Subscription Agreement provides Universal with the option to cause LTM to lease the Universal City Cinema motion picture theater facility located at the Universal City, California retail and entertainment complex (the "Option") in exchange for cash consideration for entering into the lease and the conveyance of the related personal property equal to ten times the cash flow of the theater for the 12-month period ended on the last day of the month preceding Universal's exercise of the Option, subject to reduction in certain circumstances. The Option is exercisable by Universal for the three-year period commencing on the later of (i) the second anniversary of the Closing and (ii) the fifteenth day of the month following the first month end as of which the outstanding debt of LTM is less than 4.75 times the consolidated EBITDA of LTM for the 12-month period then ended.

                  Upon the Closing (and after giving effect to the consummation of the Arrangement and the Purchase), it is anticipated that (i) SPE will beneficially own 51.1% of the issued and outstanding LTM Common Shares (as defined below), 49.9% of the issued and outstanding LTM Common Stock and 100% of the issued and outstanding non-voting common stock, par value $0.01 per share, of LTM (the "LTM Non-Voting Common Stock" and, collectively with the LTM Common Stock, the "LTM Common Shares"), (ii) Universal will beneficially own 26.0% of the issued and outstanding LTM Common Shares and 26.7% of the issued and outstanding LTM Common Stock and (iii) the Claridge Group (as

                                                       Page 13 of 29 Pages

defined below) will beneficially own 9.6% of the issued and outstanding LTM Common Shares and 9.9% of the issued and outstanding LTM Common Stock. Shares of LTM Non-Voting Common Stock will automatically convert into LTM Common Stock on a one-for-one basis on the third anniversary of the Closing or earlier upon transfer from SPE to an unaffiliated third party, or to the extent LTM would not own more than 49.9% of the LTM Common Stock following such conversion.

                  Concurrently with the execution and delivery of the Master Agreement and the Subscription Agreement, Universal, LTM, SPE, the Charles Rosner Bronfman Family Trust, a trust created under the laws of the province of Quebec (the "Trust"), Charles R. Bronfman, E. Leo Kolber, Arnold M. Ludwick and certain related persons (the Trust and such individuals and related persons, collectively the "Claridge Group"), entered into a Stockholders Agreement dated as of September 30, 1997 (the "Stockholders Agreement") relating to certain post-Closing arrangements involving LTM, including, among other things
(i) representation on the LTM Board of Directors, (ii) consent rights for SPE and Universal in connection with certain actions by LTM, (iii) purchase rights for SPE and Universal in connection with certain issuances of securities by LTM, (iv) restrictions on the acquisition and disposition of LTM securities by SPE, Universal and the Claridge Group and (v) registration rights covering LTM securities beneficially owned by SPE, Universal and the Claridge Group. As of the Closing, Universal shall be entitled to designate three directors to LTM's 16-person Board of Directors.

                                                       Page 14 of 29 Pages

                  Concurrently with the execution and delivery of the agreements described above, Cineplex, Universal and the Trust entered into an agreement dated as of September 30, 1997 (the "Three Party Agreement") pursuant to which Cineplex agreed not to, among other things (i) amend or modify the Master Agreement or certain related agreements, (ii) waive any of the provisions or conditions provided for in the Master Agreement or certain related agreements or
(iii) grant any consent under the Master Agreement or certain related agreements, in each case without the prior approval of Universal and the Trust.

                  Concurrently with the execution and delivery of the agreements described above, Universal and Cineplex entered into an agreement dated as of September 30, 1997 (the "Termination Agreement") pursuant to which they agreed to terminate the Restated Subscription Agreement and the Standstill Agreement (each such agreement as defined and described in the prior Amendment to the Schedule 13D) effective as of the Closing and to waive certain provisions of such agreements in connection with the Arrangement and related transactions.

                  The preceding summary of certain provisions of the Master Agreement, the Subscription Agreement, the Stockholders Agreement, the Three Party Agreement and the Termination Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. Copies of the Subscription Agreement, the Stockholders Agreement, the Three Party Agreement and the Termination

                                                       Page 15 of 29 Pages

Agreement are filed as exhibits hereto. In addition, a copy of a press release dated as of September 30, 1997 issued by Sony Corporation of America and Cineplex relating to the transactions described above is also filed as an exhibit hereto.

                  Other than as described above, Universal has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  Universal beneficially owns all of the issued and outstanding 73,446,426 Subordinate Restricted Voting Shares ("SRVs") of Cineplex and might be deemed to beneficially own 73,446,426 Common Shares, representing approximately 41.5% of the Common Shares that would be outstanding upon the conversion of the SRVs into Common Shares. As a result of its ownership of an indirect 80% interest in Universal, Seagram may also be deemed to beneficially own such Common Shares. Except as set forth in the cover pages of the Schedule 13D and as described below, neither Universal or Seagram nor, to the best knowledge of Universal and Seagram, any of their respective directors or executive officers (or any other person or entity set forth in Schedule A to the Schedule 13D) has the power to vote or direct the vote or to dispose or to direct the disposition of any Common Shares. Each of Universal and Seagram disclaims the beneficial ownership of the

                                                       Page 16 of 29 Pages

Common Shares issuable upon conversion of the SRVs beneficially owned by Universal.

                  Under the terms of the SRVs and subject to the terms of the agreements previously described in Item 6 to the Schedule 13D, with respect to all matters other than the election of directors, Universal, as holder of all the issued and outstanding SRVs, may vote the lesser of: (i) one vote less than one vote for each SRV then issued and outstanding and (ii) one vote less than one-half of the sum of (a) the total number of votes attached to all Cineplex voting securities (other than the SRVs) then issued and outstanding minus (b) three times the number of votes attached to all Cineplex voting securities (other than the SRVs) owned by Universal, its subsidiaries, associates, affiliates, their respective directors and officers, and the associates and affiliates of such directors and officers.

                  Under the terms of the SRVs, as holder of all the issued and outstanding SRVs, Universal has the right to nominate a number of directors (rounded up or down to the nearest whole number) as is proportionate to its ownership of voting securities; provided, however, that such number will not exceed four when the authorized number of directors is 15, and will not exceed one-third of the members of the Cineplex Board of Directors (rounded down to the nearest whole number) when the authorized number of directors is other than 15. Universal has the right to vote all SRVs owned by it on the basis of one vote

                                                       Page 17 of 29 Pages

per share for the election of its nominees to the Cineplex Board of Directors. Except under certain limited circumstances, Universal may not vote for any other nominees to the Cineplex Board.

                  Subject to the terms of the agreements previously described in
Item 6 to the Schedule 13D, Universal has the power to dispose or to direct the disposition of the SRVs. If SRVs are sold by Universal to a third party, such SRVs will be automatically converted into Common Shares on a share-for-share basis upon transfer.

                  As disclosed in a Statement on Schedule 13D, as amended, as filed by the Trust, Stephen R. Bronfman, Arnold M. Ludwick, E. Leo Kolber, Charles R. Bronfman and the Phyllis Lambert Foundation, the Trust beneficially owns 35,918,429 Common Shares, representing 34.8% of the outstanding Common Shares and 20.3% of the Common Shares that would be outstanding upon the conversion of the SRVs into Common Shares. Charles R. Bronfman, Co-Chairman of the Board of Directors and Chairman of the Executive Committee of Seagram, beneficially owns 3,409,924 Common Shares, representing 3.3% of the outstanding Common Shares and 1.9% of the Common Shares that would be outstanding upon the conversion of the SRVs into Common Shares. E. Leo Kolber, a director of Seagram, beneficially owns, directly and indirectly through a wholly-owned corporation, 3,578,092 Common Shares, representing 3.5% of the outstanding Common Shares and 2.0% of the Common Shares that would be outstanding upon the conversion of the SRVs into Common Shares. Arnold

                                                             Page 18 of 29 Pages


M. Ludwick, Vice President of Seagram and a trustee of the Trust, beneficially owns 233,772 Common Shares (excluding the Common Shares held by the Trust), representing 0.23% of the Common Shares outstanding and 0.13% of the Common Shares that would be outstanding upon the conversion of SRVs into Common Shares. The Phyllis Lambert Foundation, a charitable foundation the members and directors of which include Charles R. Bronfman and Phyllis Lambert, beneficially owns 314,107 Common Shares, representing 0.30% of the outstanding Common Shares and 0.18% of the Common Shares that would be outstanding upon the conversion of the SRVs into Common Shares. Each of the persons described in this paragraph has the sole power to vote and to dispose of the Common Shares reported to be owned by such person, except that Charles R. Bronfman has shared power to vote and to dispose of 99,266 Common Shares described as beneficially owned by him and E. Leo Kolber has shared power to vote and to dispose of 75,000 Common Shares as beneficially owned by him. Percentages set forth in this Item 5 are based on the number of Common Shares outstanding as of August 2, 1997 as reported in the Cineplex Report on Form 10-Q for the quarterly period ended June 30, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as described in Item 4 hereof or as previously described in Item 6 to the Schedule 13D, neither Seagram nor Universal,

                                                            Page 19 of 29 Pages


nor to the best knowledge of Seagram or Universal, any of their respective directors or executive officers (or any other person or entity set forth in Schedule A), has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Cineplex, including, but not limited to, transfer or voting of any securities of Cineplex, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------
                  1.       Subscription Agreement
                  2.       Stockholders Agreement
                  3.       Three Party Agreement
                  4.       Termination Agreement
                  5.       Press Release

                                                             Page 20 of 29 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  October 14, 1997

                             UNIVERSAL STUDIOS, INC.


                             By: /s/ Howard L. Weitzman
                                 -----------------------------------------------
                                    Name:    Howard L. Weitzman
                                    Title:       Executive Vice President,
                                                 Corporate Operations


                             THE SEAGRAM COMPANY LTD.


                             By: /s/ Daniel R. Paladino
                                 -----------------------------------------------
                                    Name:    Daniel R. Paladino
                                    Title:       Executive Vice President, Legal
                                                 and Environmental Affairs

                                                             Page 21 of 29 Pages


                                   SCHEDULE A


         1. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Universal. The name of each person who is a director of Universal is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 100 Universal City Plaza, Universal City, California 91608.

    Name and                    Principal Occupation
Business Address                    or Employment                  Citizenship
----------------                ---------------------              -----------

EDGAR BRONFMAN, JR.*            Chief Executive Officer            United States
375 Park Avenue                 and President of Seagram
New York, New York 10152        and Chairman of the
                                Executive Committee of
                                Universal



SAMUEL BRONFMAN II*             President of Seagram               United States
2600 Campus Drive               Chateau & Estate Wines
Suite 160                       Company (a division of a
San Mateo, CA 94403             subsidiary of Seagram)


ARNOLD M. LUDWICK*              Vice President of Seagram          Canada
1170 Peel Street                and President and Chief
8th Floor                       Executive Officer of Claridge
Montreal, Quebec                Inc.
Canada H3B 4P2

ROBERT W. MATSCHULLAT*          Vice Chairman and Chief            United States
375 Park Avenue                 Financial Officer of Seagram
New York, New York 10152

YASUO NAKAMURA*                 General Manager,                   Japan
                                Matsushita Entertainment
                                & Media Liaison Office at
                                Universal

                                                             Page 22 of 29 Pages


    Name and                    Principal Occupation
Business Address                    or Employment                  Citizenship
----------------                ---------------------              -----------

FRANK J. BIONDI, JR.*           Chairman and Chief                 United States
                                Executive Officer of
                                Universal

RON MEYER*                      President and Chief                United States
                                Operating Officer of
                                Universal

HOWARD L. WEITZMAN              Executive Vice President,          United States
                                Corporate Operations of
                                Universal

BRUCE L. HACK*                  Executive Vice President           United States
                                and Chief Financial
                                Officer of Universal


KAREN RANDALL                   Senior Vice President and          United States
                                General Counsel of Universal


KENNETH L. KAHRS                Senior Vice President, Human       United States
                                Resources of Universal


DEBORAH S. ROSEN                Senior Vice President,             United States
                                Corporate Communications and
                                Public Affairs of Universal


BRIAN C. MULLIGAN               Senior Vice President of           United States
                                Universal


HELLENE S. RUNTAGH              Senior Vice President of           United States
                                Universal


JAY E. SHECTER                  Vice President, Strategic          Canada
                                Sourcing of Universal

                                                             Page 23 of 29 Pages


    Name and                    Principal Occupation
Business Address                    or Employment                  Citizenship
----------------                ---------------------              -----------

PAUL BUSCEMI                    Vice President, Tax of Joseph      United States
800 Third Avenue                E. Seagram & Sons, Inc. and
New York, New York  10022       Vice President of Universal

MAREN CHRISTENSEN               Vice President of Universal        United States


H. STEPHEN GORDON               Vice President of Universal        United States


MARC PALOTAY                    Vice President of Universal        United States


WILLIAM A. SUTMAN               Vice President and Controller      United States
                                of Universal

SHARON S. GARCIA                Secretary of Universal             United States


PAMELA F. CHERNEY               Treasurer of Universal             United States


LEW R. WASSERMAN*               Chairman Emeritus of Universal     United States





         2. Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram. The name of each person who is a director of Seagram is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.

                                                       Page 24 of 29 Pages



    Name and                    Principal Occupation
Business Address                    or Employment                  Citizenship
----------------                ---------------------              -----------

EDGAR M. BRONFMAN*              Chairman of the Board of           United States
                                Seagram

THE HON. CHARLES R.             Co-Chairman of the Board           Canada
  BRONFMAN, P.C., C.C.*         and Chairman of the Executive
1170 Peel Street                Committee of Seagram
8th Floor
Montreal, Quebec
Canada H3B 4P2

EDGAR BRONFMAN, JR.*            Chief Executive Officer            United States
                                and President of Seagram
                                and Chairman of the
                                Executive Committee of
                                Universal


SAMUEL BRONFMAN II*             President of Seagram               United States
2600 Campus Drive               Chateau & Estate Wines
Suite 160                       Company (a division of a
San Mateo, CA 94403             subsidiary  of Seagram)


MATTHEW W. BARRETT, O.C.*       Chairman and Chief Executive       Canada
First Bank Tower                Officer of Bank of Montreal
68th Floor                      (a financial institution)
First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1

FRANK J. BIONDI, JR.*           Chairman and Chief Executive       United States
100 Universal City Plaza        Officer of Universal Studios,
Universal City, CA  91608       Inc.


THE HON. WILLIAM G.             Counsel to Tory                    Canada
  DAVIS, P.C., C.C.,            Tory DesLauriers & Binnington
  Q.C.*                         (attorneys)
Suite 3000, Aetna Tower
79 Wellington Street West
Toronto, Ontario
Canada M5K 1N2

                                                             Page 25 of 29 Pages


    Name and                    Principal Occupation
Business Address                    or Employment                  Citizenship
----------------                ---------------------              -----------

THE HON. PAUL DESMARAIS,        Chairman of the Executive          Canada
  P.C., C.C.*                   Committee of Power Corporation
751 Victoria Square             of Canada (a holding and
Montreal, Quebec                management company)
Canada H2Y 2J3

MICHELE J. HOOPER*              Corporate Vice President,          United States
Caremark                        Caremark International Inc.
International Inc.              (a health care services
2211 Sanders Road               provider)
Northbrook, IL  60062

DAVID L. JOHNSTON,              Professor of Law at McGill         Canada
  O.C.*                         University (an educational
3690 Peel Street                institution)
Room 200
Montreal, Quebec
Canada H3A 1W9

THE HON. E. LEO KOLBER,         Member of The Senate of Canada     Canada
  SENATOR*
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

MARIE-JOSIE KRAVIS, O.C.*       Senior Fellow of The Hudson        Canada and
625 Park Avenue                 Institute Inc. (a non-profit       Switzerland
New York, NY 10021              economics research institute)

ROBERT W. MATSCHULLAT*          Vice Chairman and                  United States
                                Chief Financial Officer
                                of Seagram

C. EDWARD MEDLAND*              President of Beauwood              Canada
121 King Street West            Investments Inc. (a private
Suite 2525                      investment company)
Toronto, Ontario
Canada M5H 3T9

LEW R. WASSERMAN*               Chairman Emeritus of Universal     United States
100 Universal City Plaza        Studios, Inc.
Universal City, CA  91608

                                                             Page 26 of 29 Pages

    Name and                    Principal Occupation
Business Address                    or Employment                  Citizenship
----------------                ---------------------              -----------


JOHN S. WEINBERG*               General Partner of Goldman,        United States
85 Broad Street                 Sachs & Co. (investment
New York, NY  10004             bankers)


JOHN D. BORGIA                  Executive Vice President, Human    United States
                                Resources of Seagram

STEVEN J. KALAGHER              Executive Vice President of        United States
                                Seagram and President and Chief
                                Executive Officer, The Seagram
                                Spirits And Wine Group (a
                                division of a subsidiary of
                                Seagram)

ELLEN R. MARRAM                 Executive Vice President of        United States
                                Seagram and President and Chief
                                Executive Officer, Tropicana
                                Beverage Group (a division of a
                                subsidiary of Seagram)

DANIEL R. PALADINO              Executive Vice President, Legal    United States
                                and Environmental Affairs of
                                Seagram

GABOR JELLINEK                  Vice President, Production of      Canada
1430 Peel Street                Seagram and Executive Vice
Montreal, Quebec                President, Manufacturing, The
Canada H3A 1S9                  Seagram Spirits And Wine Group
                                (a division of a subsidiary of
                                Seagram)

ARNOLD M. LUDWICK               Vice President of Seagram          Canada
1170 Peel St.
8th Floor
Montreal, Quebec
Canada H3B 4P2

JOHN R. PRESTON                 Vice President, Finance of         United States
                                Seagram

                                                       Page 27 of 29 Pages


MICHAEL C.L. HALLOWS            Secretary of Seagram               Canada




         3. The trustees of the trusts for the benefit of Edgar M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Harold R. Handler, Mayo O. Shattuck III and John L. Weinberg. The trustees of the trusts for the benefit of Charles R. Bronfman and his descendants are Stephen R. Bronfman, Ellen J. Bronfman Hauptman, Trevor Carmichael, Neville LeRoy Smith, Bruce I. Judelson, Gary J. Gartner, Steven H. Levin, Arnold M. Ludwick, Jeffrey D. Scheine and Robert S. Vineberg. The trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman, Dr. Guido Goldman and Leonard M. Nelson. The directors of the first two charitable foundations referenced in Item 2 include Charles R. Bronfman, Stephen R. Bronfman and Arnold M. Ludwick, and the trustees of the third charitable foundation include Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II, Edgar Bronfman, Jr., Robert W. Matschullat and Daniel R. Paladino. Set forth below or under Part 2 above are the address, principal occupation or employment and citizenship of each person named in this Part 3.


    Name and                    Principal Occupation
Business Address                    or Employment                  Citizenship
----------------                ---------------------              -----------
PHYLLIS LAMBERT                 Architect                          Canada
1920 Baile Street
Montreal, Quebec
Canada H3H 2S6

                                                       Page 28 of 29 Pages



    Name and                    Principal Occupation
Business Address                    or Employment                  Citizenship
----------------                ---------------------              -----------

MATTHEW BRONFMAN                Chief Executive Officer of         United States
30 West 26th Street             Perfumes Isabell, L.L.C.
2nd Floor                       (a perfume company)
New York, NY  10010

STEPHEN R. BRONFMAN             Private Investor                   Canada
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ELLEN J. BRONFMAN               Private Investor                   Canada
  HAUPTMAN
c/o Withers Solicitors
12 Gough Square
London, England EC4A 3DE

HAROLD R. HANDLER               Attorney whose professional        United States
425 Lexington Avenue            corporation is a partner of
New York, NY  10017             Simpson Thacher & Bartlett
                                (attorneys)


MAYO O. SHATTUCK III            President and Chief Operating      United States
Alex Brown & Sons               Officer of Alex. Brown & Sons
Incorporated                    Incorporated (investment
135 East Baltimore Street       bankers)
Baltimore, MD  21202

JOHN L. WEINBERG                Senior Chairman of Goldman,        United States
85 Broad Street                 Sachs & Co. (investment
New York, NY  10004             bankers)

ROBERT S. VINEBERG              Partner of Goodman Phillips        Canada
1501 McGill College             & Vineberg (barristers and
  Avenue                        solicitors)
26th Floor
Montreal, Quebec
Canada H3A 3N9

GARY J. GARTNER                 Resident Counsel of Goodman        Canada
430 Park Avenue                 Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

                                                       Page 29 of 29 Pages



    Name and                    Principal Occupation
Business Address                    or Employment                  Citizenship
----------------                ---------------------              -----------

STEVEN H. LEVIN                 Resident Counsel of Goodman        United States
430 Park Avenue                 Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

JEFFREY D. SCHEINE              Resident Counsel of Goodman        United States
430 Park Avenue                 Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

TREVOR CARMICHAEL, Q.C.         Barrister, Chancery Chambers       Barbados
Chancery Chambers, Chancery     (attorneys)
House
High Street
Bridgetown, Barbados

NEVILLE LEROY SMITH             Managing Director of Royal Bank    Barbados
Sunset Drive                    of Canada Financial Corporation
Pine Gardens                    (a financial institution)
St. Michael, Barbados

BRUCE I. JUDELSON               Partner of Bergman, Horowitz &     United States
157 Church Street               Reynolds, P.C. (attorneys)
New Haven, CT  06510

STANLEY N. BERGMAN              Partner of Bergman, Horowitz &     United States
157 Church Street               Reynolds, P.C. (attorneys)
New Haven, CT  06510


DR. GUIDO GOLDMAN               Director of German Studies at      United States
First Spring Corporation        the Center for European Studies
499 Park Avenue                 at Harvard University and
New York, NY  10022             Chairman of First Spring
                                Corporation (an investment
                                company)

LEONARD M. NELSON               Shareholder of Bernstein, Shur,    United States
100 Middle Street               Sawyer & Nelson, P.C.
Portland, ME  04104             (attorneys)

                                Exhibit Index
                                -------------

                  1.       Subscription Agreement
                  2.       Stockholders Agreement
                  3.       Three Party Agreement
                  4.       Termination Agreement
                  5.       Press Release